August 30, 2013

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Dietrich A. King James Allegretto Scott Anderegg Jarrett Torno

Re:	Pattern Energy Group Inc.
Registration Statement on Form S-1
Filed August 9, 2013
File No. 333-190538

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Boston	New York
Brussels	Orange County
Chicago	Paris
Doha	Riyadh
Dubai	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

Ladies and Gentleman:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment letter (the “Letter”) to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, the above-referenced registration statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). The Company advises the Staff that an amendment to the Registration Statement will not be submitted concurrently with this response letter.

The Company advises the Staff that it expects Friday, August 30, 2013 will be the last business day prior to the date it files its amendment to the Registration Statement (the “Amendment”) and, accordingly, respectfully requests that the Staff review and respond in respect of any comments regarding the revised disclosure attached as Exhibit A hereto and included in the Company’s responses below as soon as reasonably possible.

The numbered paragraphs in italics below set forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 30, 2013

Business Summary

Our Business, page 1

1.	We note your prominent discussion and disclosure of the “run-rate” within your Business Summary on pages 1 and 2, which appears to be your hypothetical forecast if all 8 projects were assumed to be operational for the full year 2014. We understand that some projects will not be fully operational by January 1, 2014. Item 10(b) of Regulation S-K requires projections of future performance to have a reasonable basis. Please tell us why you believe there is a reasonable basis for this hypothetical forecast since you currently forecast that certain projects currently under construction will not be in service and therefore cannot produce the quantity of assumed MWh to be sold at 2014 prices. The same notion would be equally applicable to your less prominent disclosures beginning on page 67.

Response: The Company notes the Staff’s comment and, in response to the comment and pursuant to its telephonic conversations with Messrs. Allegretto and Torno at various times between August 26-29, 2013, the Company has attached hereto as Exhibit A revised disclosure that it intends to include in the Amendment. For the Staff’s convenience, the revisions attached as Exhibit A hereto have been marked against the corresponding disclosure from the initial filing of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012, page 88

2.	For all periods presented, please revise to include a discussion of the impact of income taxes as well as amounts attributable to the non-controlling interest in your analysis of results of operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in the connection with its filing of the Amendment, it will revise pages 89, 90, 91 and 93 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following descriptions in each period-over-period comparison:

Page 89:

Tax provision and noncontrolling interest. The tax provision was $7.7 million benefit for the three months ended June 30, 2013 compared to $0.2 million for the three months ended June 30, 2012. This was principally the result of the Santa Isabel project holding company being subject to U.S. income taxes for this period in 2013 and the impact of receipt of a U.S. Treasury cash grant by the Santa Isabel project. The net loss attributable to noncontrolling interest was $0.4 million for the three months ended June 30, 2013 compared to $2.9 million loss for the three months ended June 30, 2012. The noncontrolling interest income or loss calculation is based on the hypothetical liquidation

August 30, 2013

at book value method of accounting for the earnings attributable to the noncontrolling interest’s ownership in Gulf Wind and the lower allocation of loss for the three months ended June 30, 2013 is primarily attributable to an increase in the value of Gulf Wind’s interest rate swaps.

Page 90:

Tax provision and noncontrolling interest. The tax provision was $7.4 million benefit for the six months ended June 30, 2013 compared to $1.0 million for the six months ended June 30, 2012. This was principally the result of the Santa Isabel project holding company being subject to U.S. income taxes for this period in 2013 and the impact of receipt of a U.S. Treasury cash grant by the Santa Isabel project. The net loss attributable to noncontrolling interest was $4.0 million for the six months ended June 30, 2013 compared to $1.6 million of income for the six months ended June 30, 2012. The noncontrolling interest income or loss calculation is based on the hypothetical liquidation at book value method of accounting for the earnings attributable to the noncontrolling interest’s ownership in Gulf Wind and the six months ended June 30, 2013 was impacted by the $11.9 million unrealized loss on energy derivative compared to a $1.7 million unrealized gain on energy derivative for the six months ended June 30, 2012.

Page 91:

Tax provision and noncontrolling interest. The tax provision was $3.6 million benefit for the year ended December 31, 2012 compared to $0.7 million for the year ended December 31, 2011. This was principally the result of the Santa Isabel project holding company being subject to U.S. income taxes at the end of 2012 but not during 2011. The net loss attributable to noncontrolling interest was $7.1 million for the year ended December 31, 2012 compared to $17.0 million of income for the year ended December 31, 2011. The noncontrolling interest income or loss calculation is based on the hypothetical liquidation at book value method of accounting for the earnings attributable to the noncontrolling interest’s ownership in Gulf Wind and 2011 was favorably impacted by unusually high power prices during the year.

Page 93:

Tax provision and noncontrolling interest. The tax provision was $0.7 million for the year ended December 31, 2011 compared to $0.7 million benefit for the year ended December 31, 2010. This was the result of recognition during 2011 of a deferred tax liability by the St Joseph wind farm, and a deferred tax provision, both related to a book tax difference arising from deferred purchase price, offset in part by recognition of a deferred tax asset, and deferred tax provision, related to net operating losses caused by the St Joseph project going into commercial operation and commencing accelerated tax depreciation during 2011. The net income attributable to noncontrolling interest was $17.0 million for the year ended December 31, 2011 compared to $2.5 million of income for the year ended December 31, 2010. The noncontrolling interest income or loss calculation is based on the hypothetical liquidation at book value method of accounting for the earnings attributable to the noncontrolling interest’s ownership in Gulf Wind and 2011 was favorably impacted by unusually high power prices during the year.

August 30, 2013

Other income and expense, page 89

3.	Please explain in detail the facts and circumstances surrounding your sale of Puerto Rico tax credits at the Santa Isabel project resulting in a $7.2 million gain. In your response, please address the specific IRC section(s) and how you effected a “sale” of such credits. Please also tell us at what point you recognized the gain and the rationale for classification. An example with journal entries may assist our understanding.

Response: In response to the Staff’s inquiry surrounding the sale of the Puerto Rico tax credits at the Santa Isabel project resulting in a $7.2 million gain, the Company provides the followings facts and circumstances:

Pattern Santa Isabel (“SI”), an indirect subsidiary of Pattern Energy Group LP (“PEG LP”), owns and operates a wind farm located in Puerto Rico. On December 12, 2012, the Puerto Rico Treasury Department issued a ruling certifying the following:

•	Section 5(d) Credits related to investment in machinery and equipment for the generation and efficient use of energy under Economic Incentives for the Development of Puerto Rico Act 73 in the amount of $8.0 million were generated to SI.

•	The Green Energy Incentives Act of Puerto Rico, Act 83, Article 2.20(c) clarified that Act 73 Section 5(d) Credits may be sold, transferred, assigned or conveyed.

In April 2013, SI sold all $8.0 million of the Section 5(d) Credits for $7.2 million to unrelated third parties.

Transfer of Tax Benefits

Puerto Rico’s treatment of such Section 5(d) investment tax credits (“ITCs”) normally aligns with the Deferral Method to account for tax credits for U.S. tax purposes. However, SI sold the ITCs to unrelated third parties in April 2013 rather than utilizing the ITCs itself. ASC 740 – Income Taxes contains no discussion on accounting for ITCs if the ITCs are sold to unrelated third parties. For the sale of the ITCs, the Company looks to guidance contained in ASC 840 – Leases, and analogize its applicability to SI’s sale of the ITCs.

The following sections in ASC 840-40 provide guidance on accounting for the sale of tax benefits:

55-33 The timing of income recognition for the cash received by the U.S. entity should be determined based on individual facts and circumstances. Immediate income recognition is not appropriate if there is more than a remote possibility of loss of the cash consideration received due to indemnification or other contingencies.

August 30, 2013

55-34 The total consideration received by the U.S. entity is compensation for both the tax benefits and the indemnification of the foreign investor or other third-party trustee. The recognition of a liability for the indemnification agreement at inception in accordance with the guidance in Topic 460 would reduce the amount of income related to the tax benefits that the seller-lessee would recognize immediately when the possibility of loss is remote.

Revenue Recognition

As noted under ASC 840-40-55-33, the timing of income recognition should be based on individual facts and circumstances. ASC 840-40-55-34 also states that the recognition of a liability for the indemnification agreement at inception in accordance with ASC 460 would reduce the amount of income related to the tax benefits. Section 5(d) Credits received by SI are not subject to recapture. Further, the Company’s only indemnification to the buyer of the ITCs relates to change of law such as. With respect to such changes of law, we note the following:

•	Only a future act of the Puerto Rico Legislature could declare the credits issued under Act 73 and 83 as illegal, invalid, null or void. Any action taken by Puerto Rico to reverse credits issued under Act 73 and 83 would void credits issued to all investors, not just the credits issued to SI.

•	Puerto Rico’s goal under Act 73 and 83 is to provide incentives to attract direct foreign investments, promote economic development and social betterment in Puerto Rico. Reversing these Acts is counter-intuitive to these goals.

•	Puerto Rico has a history of more than 60 years of capital investment promoted by its industrial development program. PR has no history of retroactively voiding or canceling these programs.

As a result, the Company consider these change of law actions to be remote.

In April 2013, SI sold its ITCs to unrelated third parties for $7.2 million. Revenue can be considered realized and earned when:

•	Persuasive evidence of an arrangement exists.

•	SI entered into a sale agreement with each buyer. The agreements were signed by both parties.

•	Delivery has occurred or services have been rendered.

•	Under Puerto Rico tax law, the transfer of the tax credits must be filed with Puerto Rico Department of Treasury. In April 2013, the Company’s legal counsel filed the paperwork to notify the Puerto Rico Department of Treasury that the ITCs were being transferred. The paperwork was accepted by the Department in April 2013.

August 30, 2013

•	The seller’s price to the buyer is fixed or determinable.

•	The price is fixed and determinable. The amounts under the sales agreement was equal to the amounts paid by the buyer in April 2013.

•	Collectability is reasonably assured.

•	SI received payment on all sale agreements in April 2013.

The Company has met all the criteria for immediate revenue recognition. Under ASC 840-40-55-33, the amount of income should be reduced by the amount of any liability recognized under ASC 460. The Company believes the fair value of the initial measurement under ASC 460 to be zero. Therefore, it recorded the $7.2 million as income, which is the amount of cash received in April 2013.

As the sale of the ITC is not a transaction that is part of our normal operating business, the Company presented amounts received for the sale of the ITCs as a component of Other Income/(Expense) in the Statement of Operations.

Notes to Combined Financial Statements, page F-15

4.	Please tell us what consideration you gave to including disclosure of changes in the balances of each component of accumulated comprehensive income as discussed within ASC 220-10-45-14A and 220-10-55-15.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in connection with the filing of the Amendment, it will include a new footnote (11) titled “Accumulated Other Comprehensive Income” that will provide a roll-forward table of Accumulated Other Comprehensive Income from January 1, 2010 to June 30, 2013. This table will include a description of accumulated other comprehensive income by significant component, changes in other comprehensive income before reclassifications and reclassifications from accumulated other comprehensive income.

For the Staff’s convenience, we have provided the new footnote (11) that will be included in the Amendment on page F-32:

11. Accumulated Other Comprehensive Income (Loss)

The following table summarizes changes in the accumulated other comprehensive income (loss) balance by component, net of tax.

	Foreign Currency	Effective Portion of Change in Fair Market Value of Derivatives	Proportionate Share of Equity Investee’s OCI	Total
Balances at January 1, 2010	$(85)	$993	$—	$908
Net current period other comprehensive loss	(412)	(10,033)	—	(10,445)

Balances at December 31, 2010	(497)	(9,040)	—	(9,537)
Net current period other comprehensive loss	(2,406)	(23,667)	—	(26,073)

Balances at December 31, 2011	(2,903)	(32,707)	—	(35,610)
Net current period other comprehensive income (loss)	2,749	(11,170)	(1,475)	(9,896)

Balances at December 31, 2012	(154)	(43,877)	(1,475)	(45,506)
Net current period other comprehensive (loss) income (unaudited)	(7,327)	25,587	1,601	19,861

Balances at June 30, 2013 (unaudited)	$(7,481)	$(18,290)	$126	$(25,645)

August 30, 2013

Note 14. Commitments, Contingencies and Warranties, page F-37

5.	You disclose on page F-39 that you entered into warranty settlements with a blade manufacturer related to a blade separation and subsequent shut down of certain turbines at your Ocotillo and Santa Isabel projects, which provided for liquidated damage payments of approximately $13.9 million and $3.4 million for Ocotillo and Santa Isabel, respectively. Please explain the terms of the warranty settlement in further detail. Please address whether the settlement was entitled to compensate you for replacement, lost revenues or something else. Please also address the timing of cash received relative to the total amount expected to be received and actually recognized in your June 30, 2013 statement of operations, and your basis for classifying these amounts within revenues citing relevant literature.

Response: In response to the Staff’s inquiry on the warranty settlements, the Company presents the following facts detailing the event and our accounting for the warranty settlement citing relevant accounting literature:

Under the terms of the warranty settlement agreement, the blade manufacturer compensates for lost revenue for Ocotillo and Santa Isabel on a per day/unit/project basis.

As of June 30, 2013, Ocotillo and Santa Isabel received cash of $13.9 million and $3.4 million calculated based on the rates included in the warranty settlement agreement.

The warranty settlement agreement allows for a partial credit calculation due to the blade manufacturer at the end of the warranty period. The partial credit is calculated using the base rate (as defined) over the term of the warranty settlement and compared against premium rate (as defined) over the term of the warranty settlement. We calculated the partial credit to be $4.0 million and $1.9 million for Ocotillo and Santa Isabel, respectively, and recorded this amount as deferred revenue. Ocotillo and Santa Isabel recorded the follow journal entry as at June 30, 2013:

		Ocotillo	Santa lsabel	Combined
Cash	DR	13,884,203.66	3,351,061.91	17,235,265.56
Other revenue	CR	(9,918,619.54)	(1,448,136.20)	(11,366,755.74)
Deferred income	CR	(3,965,584.11)	(1,902,925.70)	(5,868,509.82)

The accounting for the warranty settlement can be analogized as a form of lost revenue reimbursement (although the amounts received are not insurance recoveries as they were paid by the turbine manufacturer). The Company believes the lost revenue reimbursement is not an extraordinary event. Under ASC 450, the lost revenue reimbursement is considered a gain contingency.

The Company received the signed warranty settlement agreement with the turbine manufacturer acknowledging the amounts to be paid and the method of calculation as of June 30, 2013. On July 16, 2013, the Company received full payment under the warranty settlement agreement. As there were no contingencies related to the amounts earned by Ocotillo and Santa Isabel at June 30, 2013 given that the turbine manufacturer had acknowledged the amounts to be paid by June 30 and payment was received after administrative processing of the amounts, the Company recorded this settlement as of June 30, 2013.

August 30, 2013

By analogy, the Company refers to the following sections under ASC 225 – Income Statement related to the income statement presentation of these amounts (bold added for emphasis):

ASC 225-30-20 defines Business Interruption Insurance as such: “Insurance that provides coverage if business operations are suspended due to the loss of use of property and equipment resulting from a covered cause of loss. Business interruption insurance coverage generally provides for reimbursement of certain costs and losses incurred during the reasonable period required to rebuild, repair, or replace the damaged property.”

ASC 225-30-45-1 states that: “An entity may choose how to classify business interruption insurance recoveries in the statement of operations, as long as that classification is not contrary to existing generally accepted accounting principles

(“GAAP”). For example, in order to classify business interruption insurance recoveries as an extraordinary item, the requirements of Subtopic 225-20 with respect to extraordinary item classification must be met.”

ASC 225-20-45-2 provides the following information on Extraordinary Items:

“Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus, both of the following criteria shall be met to classify an event or transaction as an extraordinary item:

a.	Unusual nature. The underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates.

b.	Infrequency of occurrence. The underlying event or transaction should be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates.”

If the transaction is NOT considered Extraordinary then the following section of ASC 225 applies:

ASC 225-20-45-16 states “A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, shall be reported as a separate component of income from continuing operations. The nature and financial effects of each event or transaction shall be disclosed on the face of the income statement or, alternatively, in notes to financial statements.”

Given that these amounts were received as compensation for lost revenue as a result of a blade defect, the Company believes it appropriate to classify these amounts as revenue.

*     *     *     *

August 30, 2013

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-3332 or my colleagues, Kirk A. Davenport II, at (212) 906-1284, or Patrick H. Shannon, at (202) 637-1028, with any questions or further comments you may have regarding this correspondence or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner of LATHAM & WATKINS LLP

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

August 30, 2013

EXHIBIT A

BUSINESS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless the context provides otherwise, references herein to (i) “we,” “our,” “us,” “our company” and “Pattern” refer to Pattern Energy Group Inc., a Delaware corporation, together with its consolidated subsidiaries after giving effect to the Contribution Transactions and (ii) “PEG LP” refers to Pattern Energy Group LP and its subsidiaries. On or immediately prior to the completion of this offering, PEG LP will contribute to Pattern Energy Group Inc. all or a portion of its ownership interests in the entities that, directly or indirectly, own or lease and operate certain wind power projects, which we refer to as the “Contribution Transactions.” See “Structure and Formation of Our Company—The Contribution Transactions” and “Certain Relationships and Related Party Transactions.” The information contained in this prospectus assumes (A) the Contribution Transactions have been consummated, (B) the underwriters have not exercised their overallotment option and (C) an initial public offering price of $20.00 per Class A share, which is the midpoint of the range set forth on the cover page of this prospectus. For an explanation of certain terms used in this prospectus see “Meaning of Certain References.” For recent and historical exchange rates between Canadian dollars and U.S. dollars, see “Currency and Exchange Rate Information.”

Our Business

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two construction projects. We expect our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements, which have a weighted average remaining contract life of approximately 19 years.

Upon completion of this offering, we will have two classes of authorized common stock outstanding, Class A shares and Class B shares. The rights of the holders of our Class A and Class B shares will be identical other than in respect of dividends and the conversion rights of our Class B shares. Upon the later of December 31, 2014 and the date on which our South Kent project has achieved commercial operations, which we refer to as the “Conversion Event,” all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares. Our Class B shares, all of which will be held by PEG LP and members of management, will have no rights to dividends. We are using a dual-class share structure to mitigate our Class A shareholders’ risk with respect to construction of our South Kent project. See “Description of Capital Stock.”

Based on the related assumptions included in “Cash Dividend Policy—Forecasted Cash Available for Distribution” and “—Forecast Limitations, Assumptions and Other Considerations,” we forecast that we will generate cash available for distribution and Adjusted EBITDA of $55.4 million and $217.7 million, respectively, for the year ending December 31, 2014. ~~Additionally, to illustrate the financial effect of a fully operational project portfolio, our forecast also indicates that if our construction projects (South Kent and El Arrayán) generated revenue and cash flow throughout the year ending December 31, 2014, as opposed to only during a~~

~~portion of the year (as we currently expect), our forecasted cash available for distribution would increase from $55.4 million to $80.2 million and our forecasted Adjusted EBITDA would increase from $217.7 million to $238.2 million. We refer to these illustrative forecasted amounts as our “run-rate cash available for distribution” and our “run-rate Adjusted EBITDA,” respectively.~~ The assumptions and estimates underlying our ~~these~~ forecast~~s~~ are inherently uncertain and our future operating results are subject to a wide variety of risks and uncertainties, any one of which could cause our actual results to differ materially from those forecasted. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, in its entirety and are cautioned not to place undue reliance on our forecast.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $0.3125 per Class A share, or $1.25 per Class A share on an annualized basis. We have established our initial quarterly dividend level based on a target payout ratio of approximately 80% after considering our 2014 forecast together with the impact of the Class A shares to be issued upon the Conversion Event and the additional cash available for distribution that we estimate our construction projects, South Kent and El Arrayán, will generate. See “Cash Dividend Policy.” ~~We have established our initial quarterly dividend level after considering our run-rate cash available for distribution and a targeted dividend payout ratio with respect thereto of approximately 80%.~~

The table below summarizes our projected cash available for distribution per Class A share for the year ending December 31, 2014 based on our 2014 ~~and run-rate~~ forecast~~s~~, as well as other related information:

(in millions, except project and share data)	Forecast for Year Ending December 31, 2014	~~Run-rate~~
	(unaudited)
Assumed operational projects throughout period indicated	6		~~8~~
Cash available for distribution(1)	$55.4	~~$~~	~~80.2~~
Class A shares	35,536,600		~~51,091,600~~	~~(2)~~

Cash available for distribution per Class A Share	$1.56	~~$~~	~~1.57~~	~~(2)~~

Annual dividend per Class A share, based on initial dividend level	$1.25	~~$~~	~~1.25~~
Payout ratio(2)~~(3)~~	80.1%		~~79.6~~	~~%(2)~~

Adjusted EBITDA(1)	$217.7	~~$~~	~~238.2~~

(1)	For a reconciliation of these forecasted non-U.S. GAAP metrics to their closest U.S. GAAP measure, see “Cash Dividend Policy—Forecasted Cash Available for Distribution” elsewhere in this prospectus.
~~(2)~~	~~Assumes the Conversion Event has occurred.~~
(2~~3~~)	Reflects forecasted annual dividend per Class A share as a percentage of forecasted cash available for distribution per Class A share.

PEG LP has granted us preferential rights to acquire projects that it owns and chooses to sell. As a result we will have preferential purchase rights in respect of various projects owned by PEG LP, including, among others, 746 MW of PEG LP-owned capacity, or the “Initial ROFO Projects,” which are predominantly operational or construction ready. See the table under “—Our Relationship with PEG LP” for more information about the Initial ROFO Projects. Based on our run-rate cash available for distribution and our initial quarterly dividend level, we believe that we will generate excess cash flow that we can use, together with our anticipated ~~initial~~ cash on hand and the proceeds of any potential future debt or equity issuances, to invest in accretive project acquisition opportunities, including the Initial ROFO Projects. Considering our preferential rights to acquire the Initial ROFO Projects, we have established a three-year targeted annual growth rate in our cash available for distribution per Class A share of 8% to 10%.

CASH DIVIDEND POLICY

The following discussion includes forward-looking statements relating to our cash dividend policy as well as an illustrative forecast of our possible future operating results for each of the years ending December 31, 2013 and 2014. This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favourable. Our operations are subject to numerous risks and uncertainties, including those discussed above under the caption “Risk Factors” and “Forward-Looking Statements.” You should not place undue emphasis on these forward-looking statements.

Our actual results in future periods may also be materially different than our predecessor’s historical financial results. For additional information regarding our predecessor’s historical financial results, you should refer to our predecessor’s audited historical combined financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, included elsewhere in this prospectus.

General

Our Cash Dividend Policy

We intend to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $0.3125 per Class A share, or $1.25 per Class A share on an annualized basis, and the amount may be changed in the future without advance notice. We have established our initial quarterly dividend level based on a targeted cash available for distribution payout ratio of 80% both prior to and following the Conversion Event, after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with due regard to retaining a portion of the cash available for distribution to grow our business. We intend to grow our business primarily through the acquisition of operational and construction-ready power projects, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per Class A share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

We expect to pay a quarterly dividend on or about the 30th day following each fiscal quarter to holders of record of our Class A shares on the last day of such quarter. With respect to our first dividend payable on or about January 30, 2014 to holders of record on December 31, 2013, we intend to pay a pro-rated dividend covering the period from the completion of this offering through December 31, 2013, based on our initial dividend level and the actual length of that period.

Our cash available for distribution is likely to fluctuate from quarter to quarter, perhaps significantly, as a result of variability in wind conditions and other factors. Accordingly, during quarters in which we generate cash available for distribution in excess of the amount required to pay our stated quarterly dividend, we may reserve a portion of the excess to fund dividends in future quarters. In addition, we may use sources of cash not included in our calculation of cash available for distribution, such as certain net cash provided by financing and investing activities, to pay dividends to holders of our Class A shares in quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly dividend. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Distributions From Unconsolidated Investments. The forecast adjusts our projected equity in earnings in unconsolidated investments by adding back our proportional share of depreciation and accretion and subtracting our proportional share of projected principal payments on project-level indebtedness and other working capital adjustments, including an estimated two-month lag in the timing of receipt of electricity sales and energy derivative settlements due to the billing cycles and payment schedules of our power sale agreement counterparties. After taking into consideration the distribution timing permitted under their respective financing arrangements, our forecast includes only one distribution from each of our unconsolidated investments in 2014, which we expect to receive in October 2014 with respect to their operations for the six months ending September 30, 2014. We estimate that the sum of our proportional shares of the two projects’ distributable cash flow for that six-month period will be $15.8 million; after subtracting $9.0 million in startup working capital and extraordinary one-time principal payments, the sum of the two projects’ distributions for that six-month period are forecast to be $6.8 million.

~~Timing Related to Commercial Operations of Construction Projects. Our equity in earnings in unconsolidated investments is directly affected by the timing of our construction projects achieving commercial operations because the date of commencement of commercial operations is the date on which the project also commences the generation and sale of electricity. Consistent with our expectations expressed elsewhere in this prospectus, our forecast for the year ending December 31, 2014 presented above assumes that our final two construction projects, South Kent and El Arrayán, will commence commercial operations during April and June of 2014, respectively.~~

~~Our estimated proportional interest in electricity generation used in estimating the forecasted equity in earnings in unconsolidated investments above is 176,125 MWh less than the P50 electricity generation at our unconsolidated subsidiaries shown above under “Forecast Limitations, Assumptions and Other Considerations—MWh Sold.” If the projects held in our unconsolidated investments were fully operational for a full 12-month period, and additionally not subject to our assumed initial two-month working capital lag, for illustrative purposes, our equity in earnings in unconsolidated investments for a 12-month period of full project operations would consist of the following:~~

~~Illustrative Impact on Equity in Earnings in Unconsolidated Investments(1)~~

	~~Forecast Year Ending December 31, 2014~~			~~Timing Adjustment~~			~~Illustrative Forecast~~
~~(U.S. dollars in thousands, except MWh sold and $/MWh)~~
~~MWh sold~~		~~397,250~~			~~176,175~~			~~573,425~~
~~Average realized electricity price ($/MWh)~~	~~$~~	~~142~~		~~$~~	~~141~~		~~$~~	~~142~~
~~Proportional interest in components of equity in earnings in unconsolidated investments:~~
~~Electricity sales and energy derivative settlements~~	~~$~~	~~56,287~~		~~$~~	~~24,873~~		~~$~~	~~81,160~~
~~Project expense~~		~~(8,540~~	~~)~~		~~(4,309~~	~~)~~		~~(12,849~~	~~)~~
~~Depreciation and accretion~~		~~(16,408~~	~~)~~		~~(6,925~~	~~)~~		~~(23,333~~	~~)~~
~~Interest expense~~		~~(14,048~~	~~)~~		~~(8,432~~	~~)~~		~~(22,480~~	~~)~~
~~Unrealized loss on interest rate derivatives~~		~~3,634~~			~~—~~			~~3,634~~
~~Realized loss on interest rate derivatives~~		~~(3,824~~	~~)~~		~~—~~			~~(3,824~~	~~)~~
~~Deferred Taxes~~		~~(285~~	~~)~~		~~26~~			~~(259~~	~~)~~

~~Equity in earnings in unconsolidated investments~~	~~$~~	~~16,816~~		~~$~~	~~5,233~~		~~$~~	~~22,049~~

~~(1)~~	~~Assumes South Kent and El Arrayán are operational for a full 12-month period, and not subject to our assumed initial two-month working capital lag.~~

~~In addition, the illustrative impact on our equity in earnings in unconsolidated investments shown in the table above would result in an increase in combined net income, Adjusted EBITDA, and cash available for distribution in a 12-month period during which all of our projects were fully operational (and based upon all the other assumptions used in the preparation of the forecast) of $5.2 million, $20.6 million and $24.8 million, respectively. The effect of this illustrative adjustment on our 2014 forecast results is shown in the table below.~~

~~Illustrative Impact on the Forecast(1)~~

	~~Forecast Year Ending December 31, 2014~~		~~Timing Adjustment~~		~~Illustrative Forecast~~
~~(U.S. dollars in thousands)~~
~~Net Income~~	~~$~~	~~20,615~~	~~$~~	~~5,233~~	~~$~~	~~25,848~~
~~Adjusted EBITDA(2)(3)~~	~~$~~	~~217,656~~	~~$~~	~~20,564~~	~~$~~	~~238,220~~
~~Cash available for distribution before principal payments(2)(4)~~	~~$~~	~~109,463~~	~~$~~	~~24,790~~	~~$~~	~~134,253~~
~~Cash Available for Distribution(2)(4)~~	~~$~~	~~55,438~~	~~$~~	~~24,790~~	~~$~~	~~80,228~~

~~(1)~~	~~Assumes South Kent and El Arrayán are operational for a full 12-month period are not subject to our assumed initial two-month working capital lag, and make four quarterly and two semi-annual project cash distributions per year as permitted under their respective project financing arrangements.~~
~~(2)~~	~~Adjusted EBITDA, cash available for distribution before principal payments and cash available for distribution are non-GAAP measures; you should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with U.S. GAAP, or either cash available for distribution or cash available for distribution before principal payments as an alternative to net cash provided by operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows. For definitions of Adjusted EBITDA and both cash available for distribution and cash available for distribution before principal payments and a complete discussion of their limitations, see footnotes 2 and 3, respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.~~
~~(3)~~	~~The following table reconciles our estimated net income to estimated Adjusted EBITDA for the forecast periods presented.~~

	~~Forecast Year Ending December 31, 2014~~			~~Illustrative Forecast~~
~~(U.S. dollars in thousands) (unaudited)~~
~~Net income~~	~~$~~	~~20,615~~		~~$~~	~~25,848~~
~~Plus~~:
~~Interest expense, net of interest income~~		~~65,305~~			~~65,305~~
~~Tax provision~~		~~1,728~~			~~1,728~~
~~Depreciation and accretion~~		~~84,644~~			~~84,644~~

~~EBITDA~~	~~$~~	~~172,292~~		~~$~~	~~177,525~~

~~Unrealized loss on energy derivative~~		~~14,350~~			~~14,350~~
~~Unrealized gain on interest rate derivative~~		~~(3,501~~	~~)~~		~~(3,501~~	~~)~~
~~Realized loss on interest rate derivative~~		~~3,584~~			~~3,584~~
~~Plus~~, ~~our proportionate share in the following from our equity accounted investments:~~
~~Interest expense, net of interest income~~		~~14,048~~			~~22,480~~
~~Tax provision~~		~~285~~			~~259~~
~~Depreciation and accretion~~		~~16,408~~			~~23,333~~
~~Unrealized gain on interest rate derivatives~~		~~(3,634~~	~~)~~		~~(3,634~~	~~)~~
~~Realized loss on interest rate derivatives~~		~~3,824~~			~~3,824~~

~~Adjusted EBITDA~~	~~$~~	~~217,656~~		~~$~~	~~238,220~~

~~(4)~~	~~The following table is a reconciliation of our net cash provided by (used in) operating activities to cash available for distribution before principal payments and cash available for distribution for the forecast periods presented:~~

~~Forecast Year Ending December 31,~~
	~~2014~~			~~Illustrative Forecast~~
~~(U.S. dollars in thousands)~~
~~Net cash provided by operating activities~~	~~$~~	~~113,554~~		~~$~~	~~138,344~~
~~Network upgrade reimbursement~~		~~2,507~~			~~2,507~~
~~Changes in operating assets and liabilities~~		~~498~~			~~498~~
~~Non-expansionary capital expenditures~~		~~(500~~	~~)~~		~~(500~~	~~)~~
~~Less:~~
~~Distributions to noncontrolling interests~~		~~(6,596~~	~~)~~		~~(6,596~~	~~)~~

~~Cash available for distribution before principal payments~~		~~109,463~~			~~134,253~~
~~Principal payments paid from operating cash flows~~		~~(54,025~~	~~)~~		~~(54,025~~	~~)~~

~~Cash available for distribution~~	~~$~~	~~55,438~~		~~$~~	~~80,228~~

Tax Provision (Benefit)

The forecast assumes that, following the completion of this offering, we will be subject to federal and state income taxes as a U.S. corporation, that certain of our subsidiaries will be subject to Canadian federal and provincial income taxes and that valuation allowances will be established and maintained with respect to certain net operating losses.

Cash Flows from Operating Activities

The forecast of working capital increase is based on the projected difference between cash receipts and accrued revenue.

Capital Expenditures

The forecast assumes we will have limited capital expenditures other than in connection with the construction of our projects pursuant to the budgets for our construction projects. Operational capital expenditure items, other than non-recurring items, for which cash reserves have been provided, are estimated to be approximately $500,000 in each of 2013 and 2014, respectively, for minor improvements and capital outlays associated with our operating assets.

Exchange Rates

The forecast assumes that the average exchange rate between the U.S. dollar and Canadian dollar will be approximately C$1.01:US$1.00 and C$1.02: US$1.00 for the years ending December 31, 2013 and 2014, respectively. The assumed average exchange rates were determined by reference to actual exchange rates from January 1, 2013 to April 30, 2013 and forward exchange rates for the balance of 2013 and year ending December 31, 2014.

Significant Accounting Policies

In preparing the forecast, we have applied the accounting policies used in the preparation of our predecessor’s financial statements shown elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and the notes to our predecessor’s financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary Historical and Pro Forma Financial Data,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Shares” and “Material Canadian Federal Income Tax Considerations for Holders of Our Class A Shares.” As a result of the Contribution Transactions, we believe that our predecessor’s historical financial statements are representative of our financial position following the completion of this offering, with the exception of PEG LP’s approximate 27% retained interest in Gulf Wind.

Overview

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two projects under construction. We expect that our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements which have a weighted average remaining contract life of approximately 19 years.

We intend to maximize long-term value for our shareholders in an environmentally responsible manner and with respect for the communities in which we operate. Our business is built around the core values of creating a safe, high-integrity and exciting work environment; applying rigorous analysis to all aspects of our business; and proactively working with our stakeholders in addressing environmental and community concerns. Our financial objectives, which we believe will maximize long-term value for our shareholders, are to produce stable and sustainable cash available for distribution, selectively grow our project portfolio and our dividend and maintain a strong balance sheet and flexible capital structure.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $0.3125 per Class A share, or $1.25 per Class A share on an annualized basis. We have established our initial quarterly dividend level based on a targeted cash available for distribution payout ratio of 80% both prior to and following the Conversion Event, after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with consideration given to retaining a portion of the cash available for distribution to grow our business. The declaration and amount of our initial and future dividends, if any, will be subject to our actual earnings and capital requirements and the discretion of our board of directors. See “Cash Dividend Policy.”

Based on our ~~run-rate~~anticipated cash available for distribution and our initial quarterly dividend level, we believe that we will generate excess cash flow that we can use, together with our initial cash on hand and the proceeds of any potential future debt or equity issuances, to invest in accretive project acquisition opportunities, including the Initial ROFO Projects. Considering our preferential rights to acquire the Initial ROFO Projects, we have established a three-year targeted annual growth rate in our cash available for distribution per Class A share of 8% to 10%.

BUSINESS

Overview

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two projects under construction. We expect that our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements which have a weighted average remaining contract life of approximately 19 years. Our business is fundamentally simple and our cash flows are largely derived from a few key components: forecasted wind, equipment availability, price of power and controlled costs.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends to holders of our Class A shares. Our quarterly dividend will initially be set at $0.3125 per Class A share, or $1.25 per Class A share on an annualized basis. ~~We have established our initial quarterly dividend level after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with consideration given to retaining a portion of the cash available for distribution to grow our business.~~We have established our initial quarterly dividend level based on a target payout ratio of approximately 80% after considering our 2014 forecast together with the impact of the Class A shares to be issued upon the Conversion Event and the additional cash available for distribution that we estimate our construction projects, South Kent and El Arrayán, will generate. See “Cash Dividend Policy.” The declaration and amount of our initial and future dividends, if any, will be subject to our actual earnings and capital requirements and the discretion of our board of directors. See “Cash Dividend Policy.”

Our growth strategy is focused on the acquisition of operational and construction-ready power projects from third parties that we believe will contribute to the growth of our business and enable us to increase our dividend per Class A share over time. We expect that our continuing relationship with PEG LP, a leading developer of renewable energy and transmission projects, will be an important source of growth for our business.

Our Core Values and Financial Objectives

We intend to maximize long-term value for our shareholders in an environmentally responsible manner and with respect for the communities in which we operate. Our business is built around three core values:

•	creating a safe, high-integrity, exciting work environment for our employees;

•

applying rigorous analysis to all aspects of our business in a timely, disciplined and functionally integrated manner to understand patterns in wind regimes, technology developments, market trends and regulatory, financial and legal constraints; and

•

proactively working with our stakeholders to address environmental and community concerns, which we believe is a socially responsible approach that also benefits our business by reducing operating risks at our projects.

Our financial objectives, which we believe will maximize long-term value for our shareholders, are to:

•	produce stable and sustainable cash available for distribution;

•	selectively grow our project portfolio and our dividend; and

•	maintain a strong and flexible capital structure.